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                             October 20, 2022

       Shawn Leon
       President
       Ethema Health Corporation
       950 Evernia St.
       West Palm Beach, FL 33401

                                                        Re: Ethema Health
Corporation
                                                            Offering Statement
on Form 1-A
                                                            Filed October 14,
2022
                                                            File No. 024-12027

       Dear Shawn Leon:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Industrial Applications and

                             Services
       cc:                                              Anthony Panek